Hogan & Hartson
l.l.p.

875 third avenue new york, ny 10022 tel (212) 918-3000 fax (212) 918-3100 WWW.HHLAW.COM
August 3, 2007
BY EDGAR AND HAND DELIVERY
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Flamel Technologies S.A. Form 20-F for Fiscal Year Ended December 31, 2006 SEC File No. 000-28508
Dear Mr. Rosenberg:
     Set forth below are the responses of Flamel Technologies S.A. (“Flamel” or the “Company”) to the Securities and Exchange Commission (the “Commission”) staff’s letter, dated July 20, 2007 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 20-F for the fiscal year ended December 31, 2006. For reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Mr. Jim B Rosenberg
August 3, 2007

Form 20-F for the year ended December 31, 2006
ITEM 5. Operating and Financial Review and Prospects, page 31
Liquidity and Capital Resources, page 35
1.	Please explain to us why the impact of “payables related to capital investments” that were apparently used to complete the Micropump production facility had an impact on your operating cash flows as it appears this would be more of an investing activity.
Response:
The Company has historically not segregated payables related to investments in property and equipment from payables for goods and services when reconciling net income to operating cash flows for purposes of preparing our Statement of Cash Flows. However, information concerning payables relating to investments in property and equipment verses payables for goods and services has appeared in our Management’s Discussion and Analysis. The impact of this classification is immaterial to the financial statements as a whole, as the impact for fiscal 2006 would have been an increase in operating cash flows of $3.0 million and a reduction in investing activities of $3.0 million. In the future, the Company will change its Statement of Cash Flows such that the movement in payables for significant capital investments for the years presented will be segregated from normal trade payables and classified as an investing cash flow. In addition, the Company will modify its discussion on Liquidity and Capital Resources prospectively to eliminate any impact from changes in accounts payable arising from amounts due for the purchase of property, plant and equipment.
2.	Also explain to us why the amounts spent under the restricted funding from GSK are shown as uses of cash here and in your statement of cash flows. We note that paragraph 19(c) of SFAS 95 seems to designate the proceeds from these activities as financing, but the uses of these proceeds appear to be more investing activities under paragraph 17(c). Please provide any specific references to the applicable authoritative literature upon which you relied in making this determination.
Response:
The Company determined that the restricted funding received from GSK to purchase equipment on their behalf, but for which title does not pass to the Company during the course of a supply agreement, most closely resembles a financing and subsequent “settling of the obligation” as discussed in paragraph 18 of SFAS 95. As such, the Company relied on paragraph 20(b) of SFAS 95 and determined that the use of these proceeds to fund the purchase of equipment whose title remains with GSK for the duration of the supply agreement, to be the satisfaction of their obligation under the

Mr. Jim B Rosenberg
August 3, 2007

conditions stipulated by the funding by GSK, and therefore a financing activity. We believe the description within our Statement of Cash Flows and within the Notes to Consolidated Financial Statements describes the nature, source, and use of funds related to the GSK Supply Agreement, the initial term of which is four years.
Financial Statements — December 31, 2006
4. Stock based Compensation, page F-15
4.4 Stock Options, page F-15
3.	Please provide us in disclosure-type format the disclosures required by paragraphs A240-A241 of SFAS 123R related to deferred compensation, the expected recognition period and intrinsic value. Refer to paragraphs A240(c)(2), A240(d), and A240(h) of SFAS 123R.
Response: Please find below the disclosures as required by A240(c)(2), A240(d), and A240(h) of SFAS 123R. The Company proposes including this disclosure prospectively.
4. Stock based compensation:
4.1 Adoption of SFAS 123R
With effect on January 1, 2006 the Company has applied the provisions of FAS 123R in accounting for its stock based compensation. The fair value of each option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions and these assumptions may vary over time. The weighted-average assumptions are as follows:

Weighted-average expected life (years)	4.36
Expected volatility rate	52.5%
Expected dividend yield	—
Risk-free interest rate	4.66%
Forfeiture rate	5%

Mr. Jim B Rosenberg
August 3, 2007

We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. The expected life is computed using the “simplified method” as provided by the Securities and Exchange Commission (“SEC”) Staff Accouting Bulletin n°107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual life of the options.
Stock based compensation expense recognized under SFAS 123R was as follows :

	2006
		Free of
		charge share
(In thousands of U.S dollars except per share data)	Options	awards	Warrants	Total
Research and development	3,662	56	203	3,921
Cost of goods sold	144	10	0	154
Selling, general and administrative	3,581	13	2,319	5,914

Total stock-based compensation expense	7,387	79	2,522	9,989

Effect on earnings per share
Basic	0.31	0.00	0.11	0.42
Diluted	0.31	0.00	0.11	0.42
As of December 31, 2006, the projected compensation expense related to non vested options or warrants amounted to $22,873,000, and the expense is expected to be recognized over a weighted average period of 2.27 years.

Mr. Jim B Rosenberg
August 3, 2007

4.2 Proforma information for periods prior to adoption of SFAS 123R
The following pro forma income and EPS were determined as if we had accounted for stock-based compensation under the fair value method prescribed by SFAS 123.

	Year Ended December 31,
(In thousands of U.S. dollars except share data)	2004	2005

Net income (loss), as reported	12,499	(27,377)

Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	1,619	335
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,254)	(2,220)

Pro forma net income (loss)	6,864	(29,262)

	Year Ended December 31,
(In thousands of U.S. dollars except share data)	2004	2005

Earnings per share:
Basic, as reported	0.58	(1.19)
Basic, pro forma	0.31	(1.27)

Diluted, as reported	0.53	(1.19)
Diluted, pro forma	0.28	(1.27)
The weighted-average fair value and the weighted—average exercise price of options and warrants granted during 2004, 2005 and 2006 were as follows:

Mr. Jim B Rosenberg
August 3, 2007

	Year Ended December 31
(In U.S. dollars)	2004		2005		2006
	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg. Fair
	value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]
Options or warrants whose price equaled market price of the underlying shares on the date of grant	10.96	12.83	9.61	16.82	14.39	25.67
Options or warrants whose price was less than the market price of the underlying shares on the date of grant	—	—	—	—	—	—
Options or warrants whose price was more than the market price of the underlying shares on the date of grant	13.38	20.43	—	—	—	—

[1] Historical exchange rate at date of grant
4.3 Warrants
The summary of warrants activity is as follows:

		Weighted	Weighted
		Average	Average
	Warrants	Exercise Price	Exercise Price
	Outstanding	in U.S. dollars [1]	in Euros
Balance at January 1, 2004	1,195,000	$6.55	€6.52
Warrants granted	80,000	$26.27	€21.73
Balance at December 31, 2004	1,275,000	$7.79	€7.47
Warrants granted	40,000	$16.18	€12.34
Warrants exercised	1,125,000	$6.34	€6.37
Warrants cancelled	150,000	$18.68	€15.70
Balance at December 31, 2005	40,000	$16.18	€12.34
Warrants granted	365,000	$19.25	€15.78
Warrants exercised	27,000	$17.44	€14.24
Balance at December 31, 2006	378,000	$19.05	€15.53

[1] Historical exchange rate at date of grant
The total intrinsic value of warrants exercised during 2006 amounted to €193,000 or $254,000 (historical exchange rate at date of exercise).

Mr. Jim B Rosenberg
August 3, 2007

Exercise prices and intrinsic values for warrants outstanding as of December 31, 2006 were as follows:

	Warrants Outstanding				Warrants Exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
Range of		remaining	exercise	intrinsic		exercise	intrinsic
exercise prices	Number of	contractual	price in	value in	Number of	price in	value in
in euros	shares	life	euros	euros	shares	euros	euros

0 to 12.34	33,000	3.01	12.34	9.84	13,000	12.34	9.84
14.60 to 14.91	275,750	2.12	14.77	7.41	150,750	14.91	7.27
20.07	69,250	2.17	20.07	2.11	—	—	—

	378,000	2.20	15.53	6.65	163,750	14.71	7.47

The total fair value of warrants vested during the year amounted to €1,422,000 or $1,786,000 (average exchange rate of the year).
The aggregate intrinsic value of warrants outstanding amounted to €2,514,000 or $3,311,000 (exchange rate at date of balance sheet).
     The aggregate intrinsic value of warrants exercisable amounted to €1,223,000 or $1,611,000 (exchange rate at date of balance sheet).

Mr. Jim B Rosenberg
August 3, 2007

4.4 Stock Options
The activity under the option plans is as follows:

			Weighted Average	Weighted Average
	Shares Available	Options Granted	Exercise Price in	Exercise Price
	for Grant	and Outstanding	U.S dollars[1]	in Euros
Balance at January 1, 2004	772,500	3,220,000	$8.65	€7.68

Granted	(926,500)	926,500	$20.75	€16.15
Exercised	—	(360,000)	$1.55	€1.72
Forfeited	203,000	(203,000)	$25.27	€20.81

Balance at December 31, 2004	49,000	3,583,500	$11.55	€9.72

Options authorized	1,500,000
Granted	(1,545,500)	1,545,500	$16.83	€13.64
Exercised	—	(830,000)	$4.12	€4.26
Forfeited	794,000	(874,000)	$19.60	€15.69

Balance at December 31, 2005	797,500	3,425,000	$13.69	€11.31

Options authorized	—
Granted	(483,750)	483,750	$28.81	€22.33
Exercised	—	(257,000)	$4.74	€4.39
Forfeited	32,500	(122,500)	$18.82	€14.95

Balance at December 31, 2006	346,250	3,529,250	$16.23	€13.18

[1]	Historical exchange rate at date of grant
The total intrinsic value of options exercised during 2006 amounted to €3,891,000 or $4,936,000 (historical exchange rate at date of exercise).
Stock options outstanding at December 31, 2006, which expire from 2010 to 2016 had exercise prices ranging from €1.36 to € 25.39. The weighted average remaining contractual life of all options is 7.74 years. As of December 31, 2006, there were 3,529,250 outstanding options at a weighted average exercise price of €13.18, of which 1,654,250 were exercisable at a weighted average price of € 9.37.

Mr. Jim B Rosenberg
August 3, 2007

Exercise prices and intrinsic values for options outstanding as of December 31, 2006 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
		Weighted		Weighted
		average	Weighted	average		Weighted	Weighted
Range of exercise	Number of	remaining	average	intrinsic	Number of	average	average
prices in euros	shares	contractual	exercise price	value in	shares	exercise price	intrinsic value
		life	in euros	euros		in euros	in euros

0 to 1.36	108,000	5.01	1.19	20.99	108,000	1.19	20.99
2.33 to 2.77	285,000	5.12	2.47	19.71	285,000	2.47	19.71
4.11 to 4.86	305,000	5.77	4.35	17.83	305,000	4.35	17.83
6.40 to 7.58	125,000	3.89	6.78	15.40	125,000	6.78	15.40
9.88 to 12.02	325,000	7.75	11.19	10.99	145,000	10.78	11.40
12.86 to 16.23	1,684,000	8.70	14.32	7.86	501,250	14.20	7.97
19.2 to 25.39	697,250	8.46	22.61	1.70	185,000	20.57	1.61

	3,529,250	7.74	13.18	10.14	1,654,250	9.37	12.81

The total fair value of options vested during 2006 amounted to €5,317,000 or $6,676,000 (average exchange rate of the year).
The aggregate intrinsic value of options outstanding amounted to €35,787,000 or $47,131,000 (exchange rate at date of balance sheet).
The aggregate intrinsic value of options exercisable amounted to €21,191,000 or $27,908,000 (exchange rate at date of balance sheet).
Exhibits 12.1 and 12.2
4.	Please amend your certifications to include the following changes:
•	A conformed signature above the signature line at the end of the certifications.

•	Remove the title of the certifying individual at the beginning of the certifications.

•	Replace the word “annual report” with “report” in paragraphs 2, 3 and 4.

•	Revise the first sentence of paragraph 4 to reference internal “control” over financial reporting.

•	Revise paragraph 4(b) to reference generally accepted “accounting” rather than “according” principles.

Mr. Jim B Rosenberg
August 3, 2007

Response: We will amend the certifications in accordance with the Comment Letter in our amended Form 20-F.
* * * * * * * *
     Enclosed with this response is a written statement from the Company as requested by the Staff.
     If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at 212-918-8270. Thank you for your assistance.

Sincerely, /s/ Amy Bowerman Freed Amy Bowerman Freed

cc:	Ms. Vanessa Robertson, Securities and Exchange Commission
Mr. Jim Atkinson, Securities and Exchange Commission
Mr. Stephen Willard, Flamel Technologies S.A.